Filed by West Coast Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
(Commission File No.: 0-10997)
Subject Company: Mid-Valley Bank
(Commission File No.: None)

Note:

West Coast Bancorp intends to file a registration statement on Form S-4 and other materials with the Securities and Exchange Commission (the “SEC”) in connection with the proposed merger. The registration statement will contain a proxy statement/prospectus which will be filed by Mid-Valley Bank with the FDIC. The parties will mail the final proxy statement/prospectus containing information about the companies and the merger to Mid-Valley Bank shareholders. Investors and security holders are urged to read the registration statement, the proxy statement/prospectus and other materials carefully when they are available, because they will contain important information about West Coast Bancorp, Mid-Valley Bank, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. These documents, as well as other filings made by West Coast Bancorp with the SEC, may be obtained for free from West Coast Bancorp by directing a request to West Coast Bancorp, Investor Relations, 5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035; FAX: (503) 684-0781; e-mail: Investor-Relations@wcb.com. Free copies will also be available from Mid-Valley Bank by writing Robert K. Seibert, Vice President and Controller, Mid-Valley Bank, PO Box 583, Woodburn, Oregon 97071.

Mid-Valley Bank, its directors, executive officers and certain members of management and employees will be soliciting proxies from Mid-Valley Bank shareholders to approve the proposed merger. A description of any interests, direct or indirect, that Mid-Valley Bank’s directors and executive officers have in the merger, including their beneficial ownership of Mid-Valley common stock and options, will be included in the proxy statement/prospectus.

FINAL TRANSCRIPT

Thomson StreetEvents

Conference Call Transcript

WCBO — West Coast Bancorp Will Acquire Woodburn-Based Mid-Valley Bank

Event Date/Time: Feb. 02. 2006 / 2:00PM ET

Feb. 02. 2006 / 2:00PM, WCBO — West Coast Bancorp Will Acquire Woodburn-Based Mid-Valley Bank

C O R P O R A T E   P A R T I C I P A N T S

Robert Sznewajs

West Coast Bancorp — CEO

Dick Rasmussen

West Coast Bancorp — General Counsel

Anders Giltvedt

West Coast Bancorp — CFO

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Jim Bradshaw

DA Davidson — Analyst

Kathy Steinbrecher

Piper Jaffray & Co. — Analyst

P R E S E N T A T I O N

Operator

Good afternoon. My name is Regina and I will be your conference facilitator. At this time, I would like to welcome everyone to the West Coast Bank/Mid-Valley acquisition conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. (Operator Instructions). Mr. Sznewajs, you may begin your conference.

Robert Sznewajs — West Coast Bancorp — CEO

Thank you very much for joining us on the call. Joining me today is Dick Rasmussen, General Counsel and Anders Giltvedt, our CFO. And Dick will read a brief statement.

Dick Rasmussen — West Coast Bancorp — General Counsel

Thank you Bob. The following discussion will include forward-looking statements. All statements regarding future events, performance or results should be viewed as forward-looking statements. Our actual results may differ materially from those expressed or implied by our forward-looking statements.

Factors that could cause results to differ from forward-looking statements include failure of the proposed merger transaction to receive required regulatory or shareholder approvals; difficulties in integrating the acquired bank with existing operations or retaining customers and employees and higher-than-expected merger- and integration-related expenses. Additional information concerning factors that could cause our actual results to differ from current expectations is included in our filings with the SEC. This call is being recorded in may be accessed and replayed later today by going to the investor relations section of our website — www.WCB.com.

Robert Sznewajs — West Coast Bancorp — CEO

Okay, thanks, Dick. You obviously have seen — those of you on the call have seen and read the press release and I thought maybe just to give a little bit of color regarding the rationale for us doing what we have done. There are several reasons, and these are not necessarily in any order of importance, but just our reasons. It is very much within our geographic footprint and fills in a nice spot for us between the markets between Salem and Portland. Salem and Portland represent basically the two largest deposit markets in the state and we currently within the Portland-Vancouver market have the number one deposit market share of any community bank. And then also within the Salem market, which is the second-largest deposit market, we were the third overall largest deposit market share. And with the Mid-Valley acquisition, that will move us up a little bit there. But more specifically within this area between Salem, which would be north of Salem and south of Portland, this would give us the number-one market share in this geographic area, which we think is significant in terms of our ability to sell products and services.

Clearly, Mid-Valley Bank had a relatively simplistic set of products and services where, conversely, we have a very sophisticated set of products and services. And we believe that we have — and not only have, but have demonstrated the ability — to compete effectively with the larger institutions. And for example, in our products, the most recent one that we talked about in the last conference call which we have labeled iDeposit, or remote deposit, which allows customers to by the way through the Check 21 legislation and existing technology to allow customers to electronically deposit checks from their office or wherever into the bank as we are very image-enabled. And in fact, our postings, sending our clearings to the Federal Reserve everyday an image exchange process. We have had great receptivity to this product so far. We have signed up a bunch of existing customers, as well as some new ones. And that is one example.

This is a very strong agricultural lending area and with the acquisition of the lenders from Washington Mutual about a year and half ago, these customers are in areas very familiar to our people and we think we can get great leverage. Also, we obviously compared to Mid-Valley have a higher legal lending limit, which we think will be good. And on top of all that, we can leverage our home equity, our investment products, cash management, credit cards, debit cards, our high-performance checking, trust. And so we feel pretty good about the ability to grow in these markets and to extend the franchise.

Clearly in this transaction, it’s a little more dependent on revenue enhancements than cost saves because of the nature of the deal. But the revenue enhancements that we put into it are actually no more than what we are doing currently in our distribution system through the branches today. So we don’t feel like that’s a — while there is clearly risk with anything, we don’t feel that there’s an inordinate amount of risk in terms of us achieving those revenue numbers.

I think another important point to make is that while we have — this is since 2000 and maybe even 1999 — the Company has not done an acquisition, and that has been for a reason. We have talked often about if we thought the right acquisition would come along that we would do it. And I don’t want anybody to interpret [in] doing this acquisition that there is a fundamental change in our growth strategy. We’re still committed to organic growth within our footprint as well as de novo banking and continue to grow the franchise that way. I don’t envision us becoming what I would label at serial acquirer, and so I think that is important for our investors to understand.

We will remain disciplined as it relates to acquisitions, but on the other hand where we think there is an appropriate amount of risk to take to build the franchise on a longer-term basis and a short-term basis as well, we will continue to do so. This gives us very significant density with our branch and our brand within the two largest deposit markets in the state of Oregon and the connectivity that exists between the Willamette Valley and the Salem market and the Portland-Vancouver and the amount of leverage and brand recognition. We’re well-known in the marketplace. And so our ability to go and attract and retain customers, we feel good about.

Obviously there’s always execution risk associated with this. We plan, but we feel good about that. We’ve defined the organizational structure. The integration teams have been identified. We would expect that we would do the conversion at close. And all in all, we think in this particular case that it was an acquisition that made sense for us and feel quite good about it, but we have some work ahead to obviously to make it happen.

But to reiterate what I said is, given our historic ability to generate revenue in our existing branches in the ramp-up that we’ve achieved over the last several years in these marketplaces, we feel very comfortable to do. And the other thought I want to make sure I leave you with is that, this does not represent a change from our historical strategy of growing the bank on a de novo basis.

So with that, I’m going to turn it over to Anders, who is going to talk at the high level about certain other aspects of the deal, and then we will open it up for questions.

Anders Giltvedt — West Coast Bancorp — CFO

Thank you, Bob, good afternoon. I should say good morning on the West Coast I guess. Just a few more details on the revenue and expense side. We did have access to the account base, the detailed one, as well as their loan files as part of the due diligence. And it was fairly simple for us to apply the matrixes on the product side in order to estimate what type of revenue potential we could get with the existing local customer base as well as what we thought we might be able to do on top of that in their other locations where we did not have an existing location.

Looking at the customer side there should be two segments of focus. One is the commercial side of business and we’ve spoken at length about our capabilities on that end. Bob mentioned higher lending limits, and as well as our improved product line in terms of iDeposits, treasury management products and just the expertise we have in the back room. I think their lenders will find our support on the back room side to be very productive for them.

Another product for the consumer segment is the home equity product; they didn’t have one. We have a number of products in that arena. That should also help the loan volume side. In Woodburn, which is about 50 miles south of Portland, there is plenty of land availability for development. And over the next five years, that — we believe that market is going to grow significantly. If you go north towards Portland, the residential is spreading south, pushing industrial, warehouse, manufacturing sites further south toward Woodburn. And we think that it’s a very nice market fit with our product and expertise.

The retirement communities are also significant in Woodburn and housing has been relatively inexpensive; that is changing somewhat with the local growth. This is an active, growing community, an important aspect of our interest in Woodburn. From a fee income side, our trust company, our investment services, we feel very good about what we can do on that front as well. Our free checking product should fit this market as well. There are a number of younger people moving into this area because of the relatively inexpensive housing prices compared to areas closer to downtown Portland.

From an expense savings side, to look at a percent of their base business does not make a lot of sense here. We have 300 employees — over 300 employees within 15, 20 miles of Woodburn, only on the back room side. Actually also, that includes some of our branch people. If you look at their employee base, we can absorb this through attrition and turnover from our side, absorb many, many of their people on the back room side. And we believe the expense savings that we have built into the transaction in large part may be achieved by moving their people into open positions that we have in our franchise.

Obviously on contracts and so forth, we have an advantage due to size to get some scale out of that, and we have measured that contract by contract. So I think we have defined where expense savings are going to come from. But just as Bob mentioned, this is much more of a revenue story.

With respect to credit quality, just a brief comment on that — out of due diligence, they did not see anything out of the ordinary. We knew a number of their people from the past and we don’t expect any significant issues on, that end. And with that, I would like to hand it back to Bob.

Robert Sznewajs — West Coast Bancorp — CEO

Thanks, Anders, and we would be, for the moderator or our telephone person, I guess we’re ready to open up for questions.

Q U E S T I O N   A N D   A N S W E R

Operator

(Operator Instructions). Jim Bradshaw.

Jim Bradshaw — DA Davidson — Analyst

Good morning. Anders, is the 1.9 million charge that they’re taking, is that going to be mostly on your books or mostly on theirs? And is it a pre- or post-closing expense?

Anders Giltvedt — West Coast Bancorp — CFO

Yes, yes, yes. It’s some on their books, some on ours and some on theirs, some at closing and a portion of it would be probably within 90 days of closing.

Jim Bradshaw — DA Davidson — Analyst

So most of it will end up in goodwill, I would guess?

Anders Giltvedt — West Coast Bancorp — CFO

Versus being expensed?

Jim Bradshaw — DA Davidson — Analyst

Yes.

Anders Giltvedt — West Coast Bancorp — CFO

I would, just as an estimate, we would have to work through the details with the accountants, guess 50/50, that’s probably pretty close.

Jim Bradshaw — DA Davidson — Analyst

Okay, good. Second question I have is — their branches, whether you like the look and feel of them or need to do anything substantial to remodel their offices?

Robert Sznewajs — West Coast Bancorp — CEO

There will not be anything substantial, other than we will — I give them racks with products, brochures and do our internal marketing kinds of materials which are not — are just kind of standard. The bigger emphasis will be really placed on education with their people of our products or services and getting them comfortable with selling those products and services. But for the most part, there isn’t any major investment there. And we are very excited about the people they have and their eagerness to have a broader set of products so they can provide I think in our view and in theirs, a better service to their customers. And they are very good people and they are very committed to working with us in the transition.

Anders Giltvedt — West Coast Bancorp — CFO

One thing I would like to mention on that subject, that we do expect one branch consolidation. And for people that looked at the map, that is quite obvious. We have one branch — our existing WCBO Woodburn branch is in the same shopping center as their East Woodburn branch.

Jim Bradshaw — DA Davidson — Analyst

Okay, and then last, the Woodburn markets has a couple of fairly rapid growing ethnic communities, both Russian and Hispanic-American markets. Are those areas you plan to attack or intend to attack in any way that might be meaningful?

Robert Sznewajs — West Coast Bancorp — CEO

Well we, since we’re there already, we do that. We have people that are fluent in those languages and are — will gain some knowledge but have pretty good working idea of dealing with them already, given the presence that we have.

Jim Bradshaw — DA Davidson — Analyst

Was Mid-Valley active in those areas?

Robert Sznewajs — West Coast Bancorp — CEO

Yes. They have people that are fluent in — like all of us, they have some people fluent in multiple languages — they’re bilingual or multilingual.

Jim Bradshaw — DA Davidson — Analyst

Fantastic. Thanks a lot, congratulations, guys.

Kathy Steinbrecher — Piper Jaffray & Co. — Analyst

Just as a couple of questions. On the credit quality side, are there going to be any allowances that you’ll be purchasing or nonperforming assets? Are you going to run those off the books ahead of time?

Robert Sznewajs — West Coast Bancorp — CEO

Kathy, we can barely hear you. Can you possibly — I don’t know if it’s on your end or ours.

Kathy Steinbrecher — Piper Jaffray & Co. — Analyst

My question was on the credit quality, nonperforming assets, and how much you will bring that of theirs into the bank and allowance for reserves, if that will change materially for you.

Anders Giltvedt — West Coast Bancorp — CFO

Due to the size, Kathy, the allowance won’t change much. We felt fairly comfortable with where they were on the allowance. We did run it through our model and there’s no material change. With respect to the non-performing assets, the latest publicly or audited information that we had was 9/30 and — actually excuse me, we had the actual year-end. At 9/30 reports, if you have looked at the numbers, they were insignificant on their end.

Kathy Steinbrecher — Piper Jaffray & Co. — Analyst

Okay. And a question on the ag business. I think you indicated that their portfolio mix has some of that. Your thoughts on how cyclical that is, or purchasing that business. Is that going to be more of a focus for you?

Anders Giltvedt — West Coast Bancorp — CFO

We, today, these are round numbers, Kathy. We have about $100 million or so outstanding with 200 million in commitments. Their ag business, although as I said, a fairly significant percentage of theirs, is between 8 and 12 million, depending on how you count the beans. So it’s, again, as you combine it, not material, and we understand the ag business they’re in.

Kathy Steinbrecher — Piper Jaffray & Co. — Analyst

Okay. And then you mentioned the loan officers. As they become more knowledgeable about your products and services, they will be able to sell into their existing customer base some of your products. How long do you think that would take before this ramps up?

Robert Sznewajs — West Coast Bancorp — CEO

I would expect by the time of close that all of the people in their organization will be educated and trained so that when we convert at close, they should be ready to go, because we are starting — we will be starting that process soon. And of course, there’s always a little warning period, but we are ready — we want to be ready to go out of the box at close.

Kathy Steinbrecher — Piper Jaffray & Co. — Analyst

In terms of the deposit mix, any change you see there, or are there any hybrid products that you might be trying to run off, anything — ?

Anders Giltvedt — West Coast Bancorp — CFO

With our product line, we do see a change in the mix. However, given the market being heavily on the retirement side, the CD market as it is in a number of our local markets, and local branches that we have, branches in retirement communities today are heavily focused on the CD side. That is the market at that local community. And that you will find in Woodburn too. However, with our products — free checking product, many different types of money market products — you would expect to see certainly an acceleration in growth on those core deposits in the new locations.

Robert Sznewajs — West Coast Bancorp — CEO

And also to tag onto that in the investment area with annuities and mutual funds and with our trust area, as we kind of coordinate those selling efforts into those kinds of markets over time, that has worked out pretty well for us.

Kathy Steinbrecher — Piper Jaffray & Co. — Analyst

Okay. And then I think you mentioned you were going to close one branch, so upon completion of the acquisition, you will have 55 branches then?

Robert Sznewajs — West Coast Bancorp — CEO

I think the number was 57.

Anders Giltvedt — West Coast Bancorp — CFO

56, including the consolidation.

Robert Sznewajs — West Coast Bancorp — CEO

Yes — 56, including the consolidate one as we sit here today.

Kathy Steinbrecher — Piper Jaffray & Co. — Analyst

Thank you.

Robert Sznewajs — West Coast Bancorp — CEO

You’re welcome.

Operator

At this time, there are no further questions.

Robert Sznewajs — West Coast Bancorp — CEO

Okay. Well thank you for all who have listened in and who asked the questions, and thank you for taking time to join on the call and we will be talking too soon. Bye, now.

Operator

This concludes today’s West Coast Bank/Mid-Valley acquisition conference call. You may now disconnect.

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